Form 10-K, Exhibit 13
period 1995-12-31
EXPEDITORS INTERNATIONAL OF WASHINGTON INC
filed 1996-04-01
CIK 746515

                                  EXHIBIT 13.1


Financial Highlights


(In thousands, except per share data)     1995       1994       1993       1992       1991

Revenues                                $584,691    450,607    361,487    333,166    253,974
Net earnings                              17,395     13,217     10,167     11,279     10,196
Net earnings per share                      1.38       1.08        .85        .94        .86
Cash dividends paid per share                .12        .10        .10         --         --
Working capital                           81,431     68,464     60,847     53,498     46,012
Total assets                             204,128    162,788    144,314    118,029    104,702
Long-term debt                                --         --         --        789        902
Shareholders' equity                     117,192    101,110     87,641     78,993     66,428

Weighted average shares outstanding       12,583     12,275     12,026     12,062     11,819


All share and per share information has been adjusted to reflect a 2-for-1 stock split effected in November 1993.


Consolidated Balance Sheets

(In thousands, except share data) December 31,                    1995        1994
- -----------------------------------------------------------------------------------------

Current Assets:
Cash and cash equivalents                                       $ 36,142      21,427
Short-term investments                                               457       2,810
Accounts receivable, less allowance for doubtful accounts
  of $3,807 in 1995 and $3,310 in 1994                           123,793     100,533
Deferred Federal and state income taxes                            4,113       2,781
Other                                                              3,862       2,566
                                                                --------     -------
  Total current assets                                           168,367     130,117
                                                                --------     -------

Property and Equipment:
Buildings and leasehold improvements                              13,493      12,376
Furniture, fixtures, and equipment                                27,210      20,473
Vehicles                                                           3,644       3,205
                                                                --------     -------
                                                                  44,347      36,054
Less accumulated depreciation and amortization                    20,799      15,100
                                                                --------     -------
                                                                  23,548      20,954
Land                                                               4,694       4,741
                                                                --------     -------
  Net property and equipment                                      28,242      25,695
Other assets, net                                                  7,519       6,976
                                                                --------     -------
                                                                $204,128     162,788
                                                                --------     -------
                                                                --------     -------


See accompanying notes to consolidated financial statements.



(In thousands, except share data) December 31,                    1995        1994
- -----------------------------------------------------------------------------------------

Current Liabilities:
Short-term borrowings                                           $    285         234
Accounts payable                                                  72,238      48,994
Accrued expenses, primarily salaries and related costs            11,129       8,542
Federal, state, and foreign income taxes                           3,284       3,883
                                                                --------     -------
  Total current liabilities                                       86,936      61,653
                                                                --------     -------

Deferred Federal income taxes                                         --          25

Shareholders' Equity:
Preferred stock, par value $.01 per share
  Authorized 2,000,000 shares; none issued                            --          --

Common stock, par value $.01 per share
  Authorized 40,000,000 shares, issued and outstanding
   12,010,663 shares at December 31, 1995
   and 11,934,843 shares at December 31, 1994                        120         119
Additional paid-in capital                                        13,129      12,651
Retained earnings                                                100,928      84,971
Equity adjustments from foreign currency translation               3,015       3,369
                                                                --------     -------
  Total shareholders' equity                                     117,192     101,110
                                                                --------     -------
Commitments and contingencies                                   $204,128     162,788
                                                                --------     -------
                                                                --------     -------


See accompanying notes to consolidated financial statements.


Consolidated Statements of Earnings

(In thousands, except share data) Years Ended December 31,
                                                 1995           1994           1993
- -------------------------------------------------------------------------------------

Revenues:
Airfreight                                  $   407,188        315,546        259,172
Ocean freight                                   126,638         92,945         74,859
Customsbrokerage and import services             50,865         42,116         27,456
                                            -----------    -----------    -----------
  Total revenues                                584,691        450,607        361,487
                                            -----------    -----------    -----------

Operating Expenses:
Airfreight consolidation                        334,281        257,994        208,665
Ocean freight consolidation                      96,337         73,473         59,398
Salaries and related costs                       84,272         64,177         50,104
Selling and promotion                             7,545          5,293          4,021
Rent                                              6,651          5,563          3,881
Depreciation and amortization                     6,629          4,919          3,692
Other                                            22,125         17,834         15,409
                                            -----------    -----------    -----------
  Total operating expenses                      557,840        429,253        345,170
                                            -----------    -----------    -----------
  Operating income                               26,851         21,354         16,317
                                            -----------    -----------    -----------

OTHER INCOME (EXPENSE):
Interest expense                                   (312)          (199)          (249)
Interest income                                   1,741          1,273          1,061
Other, net                                          119            (40)           (60)
                                            -----------    -----------    -----------
  Other income, net                               1,548          1,034            752
                                            -----------    -----------    -----------
Earnings before income taxes                     28,399         22,388         17,069
Income tax expense                               11,004          9,171          6,902
                                            -----------    -----------    -----------
   Net earnings                             $    17,395         13,217         10,167
                                            -----------    -----------    -----------
                                            -----------    -----------    -----------

Net earnings per common share               $      1.38    $      1.08    $       .85
                                            -----------    -----------    -----------
                                            -----------    -----------    -----------

Weighted average shares outstanding          12,583,078     12,275,117     12,025,690
                                            -----------    -----------    -----------
                                            -----------    -----------    -----------


See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                                                                                              Equity
                                                                                                         adjustments
(In thousands, except share data)                                     Additional                        from foreign
Years Ended December 31, 1995,                  Common stock             paid-in        Retained            currency
                                             -------------------
  1994 and 1993                              Shares   Par  Value         capital        earnings         translation        Total
- ---------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1992             11,795,642         $118          11,840          63,960               3,075       78,993

Exercise of stock options                     3,350           --              30              --                  --           30

Issuance of shares under stock
   purchase plan                             41,688           --             452              --                  --          452
Tax benefits related to stock options
   and stock purchase plan                       --           --               7              --                  --            7
Net earnings                                     --           --              --          10,167                  --       10,167
Foreign currency translation adjustments         --           --              --              --                (826)        (826)
Dividends paid ($.10 per share)                  --           --              --          (1,182)                 --       (1,182)
                                         ----------         ----          ------          ------               -----       ------
Balance at December 31, 1993             11,840,680         $118          12,329          72,945               2,249       87,641

Exercise of stock options, net              154,340            2           1,622              --                  --        1,624
Issuance of shares under stock
   purchase plan                             50,999           --             556              --                  --          556
Shares repurchased under provisions
   of stock repurchase plan                (111,176)          (1)         (2,172)             --                  --       (2,173)
Tax benefits related to stock options
   and stock purchase plan                       --           --             316              --                  --          316
Net earnings                                     --           --              --          13,217                  --       13,217
Foreign currency translation
   adjustments, net of deferred
   taxes of $196                                 --           --              --              --               1,120        1,120
Dividends paid ($.10 per share)                  --           --              --          (1,191)                 --       (1,191)
                                         ----------         ----          ------          ------               -----      -------
Balance at December 31, 1994             11,934,843         $119          12,651          84,971               3,369      101,110

Exercise of stock options, net               96,520            1           1,143              --                  --        1,144
Issuance of shares under stock
   purchase plan                             60,423            1             989              --                  --          990
Shares repurchased under provisions
   of stock repurchase plan                 (81,123)          (1)         (2,062)             --                  --       (2,063)
Tax benefits related to stock options
   and stock purchase plan                       --           --             408              --                  --          408
Net earnings                                     --           --              --           17,395                 --       17,395
Foreign currency translation
   adjustments, net of deferred
   tax credit of $196                            --           --              --               --               (354)        (354)
Dividends paid ($.12 per share)                  --           --              --           (1,438)                --       (1,438)
                                          ----------        ----          ------          -------               -----     -------
Balance at December 31, 1995              12,010,663        $120          13,129          100,928               3,015     117,192
                                          ----------        ----          ------          -------               -----     -------
                                          ----------        ----          ------          -------               -----     -------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows


(In thousands) Years Ended December 31,                   1995           1994            1993
- ---------------------------------------------------------------------------------------------
Operating Activities:
Net earnings                                         $  17,395         13,217          10,167
Adjustments to reconcile net earnings to net cash
  provided by operating activities:

  Provision for losses on accounts receivable              710          1,322           1,583
  Depreciation and amortization                          6,629          4,919           3,692
  Deferred income tax benefit                             (340)        (2,461)           (533)
  Amortization of cost in excess of net assets
     of acquired businesses                                320            244             186
   Provision for insurance claims                           --             --             914
  Changes in operating assets and liabilities:
     Increase in accounts receivable                   (24,054)       (15,725)        (23,407)
     Increase in accounts payable,
       accrued expenses and taxes payable               24,525          9,571          12,860
     Other                                            (  1,641)           107          (1,163)
                                                      --------        -------         -------
Net cash provided by operating activities
     (balances carried forward)                      $  23,544         11,194           4,299
                                                     ---------        -------         -------
                                                     ---------        -------         -------

                                                                      31


(In thousands) Years Ended December 31,                   1995           1994            1993
- ---------------------------------------------------------------------------------------------

Net cash provided by operating activities
     (balances brought forward)                      $  23,544         11,194           4,299

Investing Activities:
Decrease (increase) in short-term investments            2,353         (1,325)         (1,485)
Purchase of property and equipment                      (9,302)        (8,561)         (5,687)
Other                                                  (   977)        (1,147)         (1,021)
                                                      --------         ------          ------
Net cash used in investing activities                   (7,926)       (11,033)         (8,193)
                                                      --------         ------          ------

Financing Activities:
Short-term borrowings, net                                  44         (4,092)          4,328
Principal payments on long-term debt                        --             --            (902)
Proceeds from issuance of common stock                   2,134          2,180             489
Repurchases of common stock                             (2,063)        (2,173)             --
Dividends paid                                          (1,438)        (1,191)         (1,182)
                                                      --------         ------          ------
Net cash (used in) provided by financing activities     (1,323)        (5,276)          2,733
Effect of exchange rate changes on cash                    420            369            (516)
                                                      --------         ------          ------
Increase (decrease) in cash and cash equivalents        14,715         (4,746)         (1,677)
Cash and cash equivalents at beginning of year          21,427         26,173          27,850
                                                     ---------         ------          ------
Cash and cash equivalents at end of year             $  36,142         21,427          26,173
                                                     ---------         ------          ------
                                                     ---------         ------          ------
Interest and Taxes paid:
     Interest                                        $     306            158             309
     Income taxes                                       13,697          8,797           7,701

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

A.  Basis of Presentation

    Expeditors International of Washington, Inc. ("the Company") is an international logistics company operating in the United States, Europe, the Far East, the Middle East, Australia/New Zealand, Latin America and Canada, and through a worldwide network of exclusive and non-exclusive agents. The Company's customers include retailing and wholesaling, electronics, and manufacturing companies around the world. The Company grants credit upon approval to customers.

    The consolidated financial statements include the accounts of the Company and its subsidiaries. In addition the accounts of exclusive agents have been consolidated in those circumstances where the Company maintains unilateral control over the agent's assets and operations, notwithstanding a lack of technical majority ownership of the agents common stock.

    All significant intercompany accounts and transactions have been eliminated in consolidation.

    All dollar amounts in the footnotes are presented in thousands except for share data.

B.  Short-term investments

    On January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which requires that investments be designated as either held-to-maturity, available-for-sale, or trading. Short-term investments are available-for-sale and cost approximates market at December 31, 1995 and 1994.

C.  Property and Equipment, Depreciation and Amortization

    Property and equipment are recorded at cost, including interest capitalized for the construction of certain facilities, and are depreciated or amortized on the straight-line method over the shorter of the assets' estimated useful lives or lease terms. No interest was capitalized in 1995 or 1994. Interest capitalized in 1993 amounted to $53.

    Expenditures for maintenance, repairs, and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income for the period.

    The excess of the cost over the fair value of the net assets of acquired businesses (included in Other assets, net) is amortized on the straight-line method over periods up to 20 years.

D.  Revenues and Revenue Recognition

    Air freight revenues include the charges to the Company for carrying the shipments when the Company acts as a freight consolidator. Ocean freight revenues include the charges to the Company for carrying the shipments when the Company acts as a Non-Vessel Operating Common Carrier (NVOCC). Revenues realized in other capacities include only the commissions and fees earned.

    Revenues related to shipments are recognized at the time the freight is tendered to a direct carrier at origin. All other revenues, including breakbulk services, local transportation, customs formalities, distribution services and logistics management, are recognized upon performance.

E.  Income Taxes

    Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company used 34% in 1993 and 35% for both 1994 and 1995. The impact of this change was immaterial.

F.  Net Earnings per Common Share

    Net earnings per common share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding. Fully diluted earnings per share do not differ materially from primary earnings per share.

G.  Foreign Currency

    Foreign currency amounts attributable to foreign operations have been translated into U.S. dollars using year-end exchange rates for assets and liabilities, historical rates for equity, and average annual rates for revenues and expenses. Unrealized gains or losses arising from fluctuations in the year-end exchange rates are generally recorded as equity adjustments from foreign currency translation. Currency fluctuations are a normal operating factor in the conduct of the Company's business and exchange transaction gains and losses are included in freight consolidation expenses. Foreign currency transaction gains and losses realized by the Company's foreign operations in 1995, 1994, and 1993, were insignificant.

H.  Cash Equivalents

    All highly liquid investments with a maturity of three months or less at date of purchase are considered to be cash equivalents.

I.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

International trade is influenced by many factors, including economic and political conditions in the United States and abroad, currency exchange rates, and United States and foreign laws and policies relating to tariffs, trade restrictions, foreign investments and taxation. Periodically, governments consider a variety of changes to current tariffs and trade restrictions. The Company cannot predict which, if any, of these proposals may be adopted. Nor can the Company predict the effects adoption of any such proposal will have on the Company's business. Doing business in foreign locations also subjects the Company to a variety of risks and considerations not normally encountered by domestic enterprises. In addition to being affected by governmental policies concerning international trade, the Company's business may also be affected by political developments and changes in government personnel or policies in the nations in which it does business.

J.  Reclassification

    In 1995, the Company modified its presentation for the investment in its exclusive agent in Taiwan. The respective asset and liability accounts of this entity are reported within the appropriate captions of the Company's Consolidated Balance Sheet in conformance with the Company's consolidation policy. The Company has historically included the operating results of this exclusive agent within the appropriate captions of the Consolidated
Statement of Earnings.   Conforming reclassifications have been made to the
1994 Consolidated Balance Sheet and to the 1993 and 1994 Statements of Cash
Flows.

    In addition, certain other 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

Note 2.  Credit Arrangements

    At December 31, 1995, the Company had a $15,000 bank line of credit extending through March 31, 1996. Borrowings under the line bear interest at the prime rate and are unsecured. As of December 31, 1995 and December 31, 1994 there were no borrowings under this line of credit.

    The majority of the Company's foreign subsidiaries maintain bank lines of credit for short-term working capital purposes. These credit lines are supported by standby letters of credit issued by a United States bank, or guarantees issued by the Company to the foreign banks issuing the credit line. Lines of credit bear interest at .5% to 1.5% over the foreign banks' equivalent prime rate. At December 31, 1995 and 1994, the Company was liable for $285 and $234 respectively, of short-term borrowings under these lines, and at December 31, 1995 was contingently liable for approximately $12,849 under outstanding standby letters of credit and guarantees related to these lines of credit and other obligations.

    In addition, at December 31, 1995 the Company had a $7,750 credit facility with a United Kingdom bank (U.K. facility), secured by a corporate guarantee. The Company was contingently liable under the U.K. facility at December 31, 1995 for approximately $7,396 used to secure customs bonds issued by foreign governments and to provide short-term overdraft facilities to several of the Company's subsidiaries.

    At December 31, 1995, the Company was in compliance with all restrictive covenants of these credit lines and the associated credit facilities, including maintenance of certain minimum asset, working capital and equity balances and ratios.

Note 3.  Income Taxes

  Income tax expense for 1995, 1994 and 1993 includes the following components:


                                    Federal     State     Foreign      Total
                                   ---------   -------    -------     -------
      1995
    Current                        $  7,121       866       3,357      11,344
    Deferred income tax (benefit)      (403)       63          --        (340)
                                   ---------   -------    -------     -------
                                   $  6,718       929       3,357      11,004
                                   ---------   -------    -------     -------
                                   ---------   -------    -------     -------

      1994
    Current                        $  7,162     1,660       2,810      11,632
    Deferred income tax (benefit)    (2,131)     (330)         --      (2,461)
                                   ---------   -------    -------     -------
                                   $  5,031     1,330       2,810       9,171
                                   ---------   -------    -------     -------
                                   ---------   -------    -------     -------
      1993
    Current                        $  4,481       966       1,988       7,435
    Deferred income tax (benefit)      (592)       59          --        (533)
                                   ---------   -------    -------     -------
                                   $  3,889     1,025       1,988       6,902
                                   ---------   -------    -------     -------
                                   ---------   -------    -------     -------


    Income tax expense differs from amounts computed by applying the U.S. Federal income tax rate of 35% in 1995 and 1994 and 34% in 1993, to earnings before income taxes as a result of the following:


                                          1995       1994       1993
                                         ------     ------     ------
Computed "expected" tax expense        $  9,940      7,836      5,974
Increase (reduction) in income taxes
  resulting from:
State and local income taxes, net of
  federal income tax benefit                604        865        666
Increase in valuation allowance for
  deferred tax assets                        49        119         20
Other, net                                  411        351        242
                                         ------     ------     ------
                                       $ 11,004      9,171      6,902
                                         ------     ------     ------
                                         ------     ------     ------


    The components of earnings before income taxes are as follows:


                                  1995        1994       1993
                                --------    --------   --------
United States                  $ 13,307      11,108      7,939
Foreign                          15,092      11,280      9,130
                                --------    --------   --------
                               $ 28,399      22,388     17,069
                                --------    --------   --------
                                --------    --------   --------



    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows:



Year Ended December 31,                                            1995         1994
                                                                  -------     -------

Deferred tax assets:
  Foreign tax credits related to unremitted foreign earnings      $ 4,010      1,737
  Accrued intercompany and third party charges, deductible
      for taxes upon economic performance (i.e. actual payment)     2,501      1,372
  Provision for doubtful accounts receivable                        1,035        925
  Excess of financial statement over tax depreciation                 610        347
  Foreign net operating loss carryforwards                            587        538
  Provision for insurance claims                                      372        372
  Interest income - seller financed real estate                       168         90
  Other                                                               434        346
                                                                  -------     -------
       Total gross deferred tax assets                              9,717      5,727
        Less valuation allowance                                     (587)      (538)
                                                                  -------     -------
                                                                    9,130      5,189
                                                                  -------     -------

Deferred tax liabilities:
  Unremitted foreign earnings                                      (4,219)    (2,234)
  Other                                                              (798)      (199)
                                                                  -------     -------
        Total gross deferred tax liabilities                       (5,017)    (2,433)

        Net deferred tax assets                                   $ 4,113      2,756
                                                                  -------     -------
                                                                  -------     -------


  At December 31, 1995 the Company has net operating loss carryforwards for foreign income tax purposes of $1,678 which are available over an indefinite period to offset future foreign taxable income.

  The Company has not provided U.S. Federal income taxes on undistributed earnings of foreign subsidiaries accumulated through December 31, 1992 since the Company intends to reinvest such earnings indefinitely or to distribute them in a manner in which no significant additional taxes would be incurred. Such undistributed earnings are approximately $41,900 and the additional Federal and state taxes payable in a hypothetical distribution of such accumulated earnings would approximate $10,100. The Company provides for Federal and state income tax expense on foreign earnings in 1993 and future fiscal years without regard to whether such earnings will be permanently reinvested outside the United States.

Note 4.  Shareholders' Equity

A.  Dividends

  The Board of Directors declared semi-annual dividends of $.06 per share of common stock in 1995 and $.05 per share of common stock in 1994 and 1993. Dividends were paid on June 15, 1995, 1994 and 1993 and December 15, 1995, 1994 and 1993 to shareholders of record as of June 1, 1995, 1994 and 1993 and December 1, 1995, 1994 and 1993, respectively.

  On October 11, 1993, the Board declared a 2-for-1 stock split, effected in the form of a stock dividend of one share of common stock for every share outstanding, and increased the authorized common stock to 40,000,000 shares. The stock dividend was distributed on November 11, 1993 to shareholders of record on October 27, 1993. All share and per share information, except par value, has been adjusted for all years to reflect the stock split.

B.  Non-Discretionary Stock Repurchase Plan

  The Board of Directors has approved a Non-Discretionary Stock Repurchase Plan. Under the terms of this plan, management is authorized to repurchase up to 550,000 shares of the Company's common stock, in the open market, with the proceeds received from the exercise of Employee and Director Stock Options. As of December 31, 1995, the Company had repurchased and retired 192,299 shares of common stock at an average price of $22.03.

C.  Stock Option Plans

  The Company has a stock option plan ("1985 Plan") for employees under which the Board of Directors may grant to officers and key employees incentive and/or non-qualified stock options to purchase common stock at prices equal to or greater than market value on the date of grant. The Company also has a stock option plan ("Directors' Plan") under which non-employee directors elected at each annual meeting are granted non-qualified options to purchase 2,000 shares of common stock on the first business day of the next month following the meeting. Outstanding options under the 1985 Plan vest and become exercisable over periods up to five years from the date of grant and expire no more than ten years from the date of grant. Outstanding options under the Directors' Plan vest and are exercisable immediately and expire ten years from the date of grant. Upon the exercise of non-qualified stock options, the Company derives a tax deduction measured by the excess of the market value over the option price at the date of exercise. The related tax benefit is credited to additional paid-in capital.

Details regarding the plans are as follows:


                                  Unoptioned Shares          Oustanding Options
- -----------------------------------------------------------------------------------------
                                1985        Directors'    Number of       Price per
                                Plan             Plan     shares          shares
- -----------------------------------------------------------------------------------------

Balance at December 31, 1992   124,182           ---     1,146,352      $   .37-$15.75
Options authorized             500,000        56,000           ---
Options granted                (99,000)       (8,000)      107,000      $ 12.75-$14.25
Options exercised                  ---           ---        (3,350)     $  8.00-$12.63
Options cancelled               24,000         2,000       (26,000)     $  8.00-$15.75
                             ---------      ---------    ---------

Balance at December 31, 1993   549,182        50,000     1,224,002      $   .37-$15.75
                             ---------      ---------    ---------
Options granted              (172,750)        (6,000)      178,750      $ 17.00-$20.75
Options exercised                  ---           ---      (172,782)     $   .37-$13.00
Options cancelled               63,750           ---       (63,750)     $ 11.25-$17.00
                             ---------      ---------    ---------

Balance at December 31, 1994   440,182        44,000     1,166,220      $  5.17-$20.75
                             ---------      ---------    ---------
Options granted               (352,300)       (6,000)      358,300      $ 22.50-$22.75
Options exercised                                 --       (96,520)     $  5.17-$15.75
Options cancelled               22,900            --       (22,900)     $  5.92-$22.50
                             ---------      ---------    ---------

Balance at December 31, 1995   110,782        38,000     1,405,100      $  5.17-$22.75
                             ---------      ---------    ---------
                             ---------      ---------    ---------


  At December 31, 1995, options to purchase 707,635 shares were exercisable at a weighted average price of $11.57 per share.

  Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, establishes the accounting and reporting standards for stock-based employee compensation plans, including stock purchase plans, stock options and stock appreciation rights. This new standard defines a fair value-based method of accounting for these equity instruments. This method measures compensation cost based on the value of the award and recognizes that cost over a specified service period. Companies may elect to adopt the fair value method or may continue accounting for these types of equity instruments under current APB Opinion No. 25, Accounting for Stock Issued to Employees. Companies which continue using APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share using the fair value method. Statement No. 123 applies to fiscal years beginning after December 15, 1995.

  The Company anticipates that it will continue to use APB Opinion No. 25 and will make pro forma disclosures using the fair value method.

D.  Stock Purchase Plan

  The Company's 1988 Employee Stock Purchase Plan provides for 700,000 shares of the Company's common stock to be reserved for issuance upon exercise of purchase rights granted to employees who elect to participate through regular payroll deductions beginning August 1 of each year. The purchase rights are exercisable on July 31 of the following year at a price equal to the lesser of (1) 85% of the fair market value of the Company's stock on July 31 or (2) 85% of the fair market value of the Company's stock on the preceding August
1. At December 31, 1995, 1994 and 1993, an aggregate of 273,886 shares, 213,463 shares, and 162,464 shares, respectively, had been issued under the plan, and at December 31, 1995, $580 had been withheld in connection with the plan year ending July 31, 1996.

Note 5.  Commitments

A.  Leases

  The Company occupies office and warehouse facilities under terms of operating leases expiring up to 2007. At December 31, 1995, future minimum annual lease payments under all leases are as follows:


     1996                    $  5,186
     1997                       3,986
     1998                       2,664
     1999                       1,697
     2000                         628
     Thereafter                   609
                            ---------
                             $ 14,770
                            ---------
                            ---------


B.  Employee Benefits

  The Company has an employee savings plan under which the Company provides a discretionary matching contribution. In 1995, 1994, and 1993, the Company's contributions under the plan were $521, $396, and $304, respectively.

Note 6.  Contingent Liabilities

  The Company is ordinarily involved in claims and lawsuits which arise in the normal course of business, none of which currently, in management's opinion, will have a significant effect on the Company's financial condition.

Note 7.  Business Segment Information

Financial information regarding the Company's 1995, 1994, and 1993 operations by geographic area follows:


- ----------------------------------------------------------------------------------------------------------------------------
                               North                   Australia/                Middle      Latin      Elimi-     Consoli-
                             America     Far East    New Zealand      Europe       East    America      nation        dated
- ----------------------------------------------------------------------------------------------------------------------------
1995
Revenues from unaffiliated
  customers                 $165,026      351,056         5,610       61,785       511         703          --       584,691
Transfers between
  geographic areas             8,756        1,579         1,883        2,083       301         181     (14,783)           --
                            --------     --------      --------     --------  --------     -------    --------      --------
Total revenues              $173,782      352,635         7,493       63,868       812         884      14,783)      584,691
                            --------     --------      --------     --------  --------     -------    --------      --------
                            --------     --------      --------     --------  --------     -------    --------      --------

Operating income
  (loss)                    $ 13,431        9,005           651        4,553      (308)       (481)         --        26,851
Identifiable assets
  at year end               $112,248       51,732         5,135       31,326     2,213       1,474          --       204,128
Capital expenditures        $  4,210        1,422           373        2,189       457         651          --         9,302
Depreciation and
  amortization              $  3,485        1,328           261        1,427        62          66          --         6,629
- ----------------------------------------------------------------------------------------------------------------------------

1994
Revenues from unaffiliated
  customers                 $133,926      269,432         5,400       41,617       232          --          --       450,607
 Transfers between
  geographic areas             6,771        1,134           388        1,426       263          --      (9,982)           --
                            --------     --------      --------     --------  --------     -------    --------      --------
Total revenues              $140,697      270,566         5,788       43,043       495          --      (9,982)      450,607
                            --------     --------      --------     --------  --------     -------    --------      --------
                            --------     --------      --------     --------  --------     -------    --------      --------
Operating income
 (loss)                     $ 10,789        7,309           384        2,951       (79)         --          --        21,354
Identifiable assets
  at year end               $ 85,633       47,327         3,760       24,761     1,307          --          --       162,788
Capital expenditures        $  4,293        1,645           640        1,908        75          --          --         8,561
Depreciation and
  amortization              $  2,602          955           230        1,107        25          --          --         4,919
- ----------------------------------------------------------------------------------------------------------------------------

1993
Revenues from unaffiliated
  customers                 $114,803      220,127         2,448       23,967       142          --          --       361,487
Transfers between
  geographic areas             5,306          838         1,449        1,022       249          --      (8,864)           --
                            --------     --------      --------     --------  --------     -------    --------      --------
Total revenues              $120,109      220,965         3,897       24,989       391          --      (8,864)       61,487
                            --------     --------      --------     --------  --------     -------    --------      --------
                            --------     --------      --------     --------  --------     -------    --------      --------
Operating income            $  8,266        5,980           306        1,762         3          --          --        16,317
Identifiable assets
  at year end               $ 73,486       50,790         3,419       15,257     1,362          --          --       144,314
Capital expenditures        $  2,765        1,123           336        1,455         8          --          --         5,687
Depreciation and
  amortization              $  2,062          652           184          780        14          --          --         3,692
- ----------------------------------------------------------------------------------------------------------------------------


  Financial information contained under the North America caption relate to the United States and Canada. The Canadian balances are immaterial.

  The Company charges its subsidiaries and affiliates for services rendered in the United States on a cost recovery basis.

Note 8.  Quarterly Results (Unaudited)


- ------------------------------------------------------------------------------------
                                           1st      2nd      3rd      4th
- ------------------------------------------------------------------------------------
1995           Revenues                 $122,878  141,520  159,168  161,125
               Net revenues               33,286   36,732   41,272   42,783
               Net earnings                3,218    4,087    5,015    5,075
               Net earnings per share        .26      .33      .40      .40


1994           Revenues                 $ 93,088  106,065  123,846  127,608
               Net revenues               24,956   28,204   32,033   33,947
               Net earnings                2,282    3,153    3,902    3,880
               Net earnings per share        .19      .26      .32      .31


  Net revenues are determined by deducting freight consolidation costs from total revenues. Quarterly per share data may not equal the per share total reported for the year.

Independent Auditors' Report

The Board of Directors and Shareholders
Expeditors International of Washington, Inc.:

  We have audited the consolidated balance sheets of Expeditors International of Washington, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995.

  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Expeditors International of Washington, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK, LLP

/s/ KPMG Peat Marwick, LLP

Seattle, Washington
February 16, 1996

            Management's Discussion and Analysis of Financial Condition and
                                  Results of Operations

General

  Expeditors International of Washington, Inc. is engaged in the business of global logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The Company acts as a customs broker in all domestic offices, and in many of its overseas offices. The Company also provides additional services for its customers including value added distribution, purchase order management, vendor consolidation and other logistics solutions. The Company offers domestic forwarding services only in conjunction with international shipments. The Company does not compete for overnight courier or small parcel business. The Company does not own or operate aircraft or steamships.

  International trade is influenced by many factors, including economic and political conditions in the United States and abroad, currency exchange rates, and United States and foreign laws and policies relating to tariffs, trade restrictions, foreign investments and taxation. Periodically, governments consider a variety of changes to current tariffs and trade restrictions. The Company cannot predict which, if any, of these proposals may be adopted. Nor can the Company predict the effects adoption of any such proposal will have on the Company's business. Doing business in foreign locations also subjects the Company to a variety of risks and considerations not normally encountered by domestic enterprises. In addition to being affected by governmental policies concerning international trade, the Company's business may also be affected by political developments and changes in government personnel or policies in the nations in which it does business.

  The Company's ability to provide services to its customers is highly dependent on good working relationships with a variety of entities including airlines, ocean steamship lines, and governmental agencies. The Company considers its current working relationships with these entities to be satisfactory. However, changes in space allotments available from carriers, governmental deregulation efforts, "modernization" of the regulations governing customs brokerage, and/or changes in governmental quota restrictions could affect the Company's business in unpredictable ways.

  Historically, the Company's operating results have been subject to a seasonal trend when measured on a quarterly basis. The first quarter has traditionally been the weakest and the third quarter has traditionally been the strongest. This pattern is the result of, or is influenced by, numerous factors including climate, national holidays, consumer demand, economic conditions and a myriad of other similar and subtle forces. In addition, this historical quarterly trend has been influenced by the growth and diversification of the Company's international network and service offerings.

  The Company cannot accurately forecast many of these factors nor can the Company estimate accurately the relative influence of any particular factor and, as a result, there can be no assurance that historical patterns, if any, will continue in future periods.

  A significant portion of the Company's revenues are derived from customers in retail industries whose shipping patterns are tied closely to consumer demand, and from customers in industries whose shipping patterns are dependent upon just-in-time production schedules. Therefore, the timing of the Company's revenues are, to a large degree, impacted by factors out of the Company's control, such as a sudden change in consumer demand for retail goods and/or manufacturing production delays. Additionally, many customers ship a significant portion of their goods at or near the end of a quarter, and therefore, the Company may not learn of a shortfall in revenues until late in a quarter. To the extent that a shortfall in revenues or earnings was not expected by securities analysts, any such shortfall from levels predicted by securities analysts could have an immediate and adverse effect on the trading price of the Company's stock.

  In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which established the accounting and reporting standards for stock-based employee compensation plans, including stock purchase plans, stock options and stock appreciation rights. Under the provision of this pronouncement, Companies utilizing these kinds of equity instruments must either (1) provide compensation expense, based upon prescribed measurement guidelines or (2), elect to continue using

  APB Opinion No. 25, Accounting for Stock Issued to Employees under the stipulation that supplemental pro forma disclosures of net income and earnings per share be made as if these new accounting and reporting standards had been applied. Statement No. 123 is required for fiscal years beginning after December 15, 1995. The Company anticipates that it will continue to use APB Opinion No. 25 and will make the required supplemental pro forma disclosures.

Results of Operations

  The following table shows the consolidated net revenues (revenues less consolidation expenses) attributable to the Company's principal services and the Company's expenses for 1995, 1994 and 1993, expressed as percentages of net revenues. With respect to the Company's services other than consolidation, net revenues are identical to revenues. Management believes that net revenues are a better measure than total revenues of the relative importance of the Company's principal services since total revenues earned by the Company as a freight consolidator include the carriers' charges to the Company for carrying the shipment whereas revenues earned by the Company in its other capacities include only the commissions and fees actually earned by the Company.

- ---------------------------------------------------------------------------------------------------
(Amounts in thousands)                   1995                   1994                   1993
                                             Percent                Percent                Percent
                                              of net                 of net                 of net
                                   Amount    revenues    Amount     revenues    Amount     revenues
- ---------------------------------------------------------------------------------------------------

Net revenues:
Airfreight                        $ 72,907      47%     $ 57,552       48%     $ 50,507      54%
Ocean freight                       30,301      20        19,472       17        15,461       17
Customs brokerage
  and import services               50,865      33        42,116       35        27,456       29
                                  --------     ---      --------      ---      --------      ---
Net revenues                       154,073     100       119,140      100        93,424      100
                                  --------     ---      --------      ---      --------      ---

Operating expenses:
Salaries and related costs          84,272      55        64,177       54        50,104       54
Other                               42,950      28        33,609       28        27,003       29
                                  --------     ---      --------      ---      --------      ---
Total operating expense           $127,222      83        97,786       82        77,107       83
                                  --------     ---      --------      ---      --------      ---
Operating income                    26,851      17        21,354       18        16,317       17
Other income, net                    1,548       1         1,034        1           752        1
                                  --------     ---      --------      ---      --------      ---
Earnings before
  income taxes                      28,399      18        22,388       19        17,069       18
Income tax expense                  11,004       7         9,171        8         6,902        7
Net earnings                      $ 17,395      11%     $ 13,217       11%     $ 10,167       11%
                                  --------     ---      --------      ---      --------      ---
                                  --------     ---      --------      ---      --------      ---


1995 compared with 1994

  Airfreight net revenues in 1995 increased 27% compared with 1994 primarily due to (1) increased airfreight shipments and tonnages handled by the Company from the Far East to North America and Europe, (2) increased prices charged by the airlines which were passed along to customers, and (3) increased export airfreight shipments and tonnages from North America and Europe, and from North America to Australia and the Middle East. The Company's North American export airfreight net revenues increased 24% in 1995 compared to 1994. Net air freight revenues from the Far East and from Europe increased 18% and 46%, respectively for 1995 compared with 1994.

  Ocean freight net revenues increased 56% in 1995 compared to 1994 a result of the Company being able to aggressively market extremely competitive ocean freight rates to its customers, primarily on freight from the Far East to North America. The ability to offer these competitive rates was due to favorable contracts with certain key ocean carriers from whom the Company contracts space on a wholesale basis to be offered to its customers on a retail basis.

  The Company was able to expand market share while at the same time increase its ocean freight margins. In addition to increases in the traditional NVOCC (Non-Vessel Operating Common Carrier) and ocean forwarding business, E.C.M.S. (Expeditors Cargo Management Service), a PC-based ocean freight consolidation management and purchase order tracking service, was instrumental in providing new business. The Company's North American export
ocean freight net revenues increased 48% in 1995 compared to 1994.   This
increase was a result of the Company handling more ocean shipments moving
from North America to Europe, and, from North America to the Far East.   Net
ocean freight revenues from the Far East and from Europe increased 69% and 71%, respectively for 1995 compared with 1994.

  Customs brokerage and import services increased 21% in 1995 as compared with 1994 as a result of (1) the Company's growing reputation for providing high quality service; (2) consolidation within the customs brokerage market as customers seek out customs brokers with more sophisticated computerized capabilities, critical to an overall logistics management program, and (3) the growing importance of distribution services as a separate and distinct service offered to existing and potential customers-distribution services account for nearly 18% of the increase in Customs brokerage and import services revenues for 1995 compared with 1994.

  Salaries and related costs increased annually as a result of, (1) the Company's increased hiring of sales, operations, and administrative personnel in existing and new offices to accommodate increases in business activity and
(2) increased compensation levels. Salaries and related costs increased approximately 1% as a percentage of net revenue. This small 1% increase is largely attributable to increased staffing related to the opening of new offices, principally in Latin America and Europe, in the last six months of 1995. The relationship between salaries and net revenues is the result of a compensation philosophy that has been maintained since the inception of the
Company: offer a modest base salary and the opportunity to share in a fixed and determinable percentage of the operating profit of the business unit controlled by each key employee. Using this compensation model, changes in individual compensation will occur in proportion to changes in Company profits. Management believes that the growth in revenues, net revenue and net income for 1995, (and 1994 and 1993) are a direct result of the incentives inherent in the Company's compensation program.

  Other operating expenses increased in 1995 as compared with 1994 as rent expense, communications expense, quality and training expenses, and other
costs to accommodate the Company's growing operations.   Other operating
expenses as a percentage of net revenues remained constant in 1995 as compared with 1994.

  Other income, net, increased in 1995 as compared to 1994 primarily due to higher interest income earned, as a result of higher positive cash flow during 1995 and resulting higher interest income on the Company's invested
cash balances.   In addition, due to the change in the Company's tax policy effective January 1, 1993, line of credit borrowings in the United States were kept at a minimum level by repatriating cash from overseas subsidiaries. This is very significant to the Company's U.S. operations where the Company is most active in its role as a customs broker and regularly advances duties on behalf of customers.

  The Company pays income taxes in the United States and other jurisdictions, as well as other taxes, which are typically included in costs of operations.

  Effective income tax rates per financial statements decreased in 1995 to 38.7% compared with 41% in 1994. This decrease is a result of lower state taxes in the state of California allowed because of changes in that state's unitary tax regulations and also as a result of the reversal of certain valuation allowances established in 1994 and earlier. These valuation allowances related to net operating loss carryforwards generated at the time the actual losses were incurred in foreign countries, but were not recognized as a reduction in income tax expense until actually utilized to offset subsequent taxable income.

1994 compared with 1993

  Airfreight net revenues increased approximately 14% in 1994 as compared with 1993, primarily due to increased volumes of air freight tonnages on shipments from certain of the Company's Far East markets, combined with growth in the Company's U.S. export and European export airfreight markets as a result of increased sales efforts, and, in 1994, an improving world economy as compared with 1993. The Company's U.S. Exports increased 10% in 1994 compared to 1993. Net air freight revenues from the Far East and from Europe increased 21% and 28%, respectively for 1994 compared with 1993.

  Ocean freight net revenues increased in 26% 1994 compared to 1993 due to increased ocean freight volumes handled by the Company's offices in North America, the Far East and Europe. The increase in ocean freight net revenue in 1994 compared with 1993 were a result of favorable contracts with certain
key ocean carriers.    During 1994, the Company's ocean freight volumes
reached a size that major ocean carriers offered the Company significant rate
concessions, not previously available to the Company.    These incentives
resulted in higher profit margins for the Company in 1994 as compared with 1993. In addition to increases in the traditional NVOCC and ocean forwarding business - 20% in 1994 compared to 1993, E.C.M.S., in its first full year of operation, accounted for nearly 40% of the Company's 1994 increase in ocean freight net revenue. Net ocean freight revenues from the Far East and from Europe increased 32% and 51%, respectively in 1994 as compared with 1993.

  Customs brokerage and import services increased annually as a result of (1) the Company's growing reputation for providing high quality service; (2) consolidation within the customs brokerage market as customers seek out customs brokers with more sophisticated computerized capabilities, critical to an overall logistics management program, and (3) the emergence of distribution services in 1994 as a separate and distinct service offered to existing and potential customers - distribution services accounted for nearly 20% of the increase in Customs brokerage and import services revenues for 1994 compared with 1993.

  Salaries and related costs increased annually as a result of (1) the Company's increased hiring of sales, operations, and administrative personnel in existing and new offices to accommodate increases in business activity and
(2) increased compensation levels . Salaries and related costs as a percentage of net revenue remained constant in 1994 as compared with the same percentage figure in 1993.

  Other operating expenses increased in 1994 as compared with 1993 as rent expense, communications expense, quality and training expenses, and other
costs expanded to accommodate the Company's growing operations.   Other
operating expenses as a percentage of net revenue actually decreased 1% in 1994 as compared with 1993, largely related to economies of scale recognized in fixed costs of computers and communications.

  Other income, net, increased in 1994 as compared to 1993 primarily due to higher interest income earned, as a result of higher interest rates, on the Company's invested cash balances. In addition, due to the change in the Company's tax policy effective January 1, 1993, line of credit borrowings in the United States were kept at a minimum level by repatriating cash from overseas subsidiaries. This resulted in lower interest expense in 1994, despite higher interest rates and higher levels of business activity than experienced in 1993.

Currency and Other Risk Factors

  International air/ocean freight forwarding and customs brokerage are intensively competitive and are expected to remain so for the foreseeable future. There are a large number of entities competing in the international logistics industry, however, the Company's primary competition is confined to a relatively small number of companies within this group. While there is currently a marked trend within the industry toward consolidation into large firms with multinational office and agency networks, regional and local broker/forwarders remain a competitive force.

  Historically, the primary competitive factors in the international logistics industry have been price and quality of service, including reliability, responsiveness, expertise, convenience, and scope of operations.
 The Company emphasizes quality service and believes that its prices are competitive with those of others in the industry. Recently customers have exhibited a trend towards the more sophisticated and efficient procedures for the management of the logistics supply chain by embracing strategies such as just in time inventory management. This trend has made having sophisticated computerized customer service capabilities and a stable worldwide network significant factors in attracting and retaining customers.

  Developing these systems and a worldwide network has added a considerable indirect cost to the services provided to customers. Smaller and middle-tier competitors, in general, do not have the resources available to develop customized systems and worldwide network. As a result, there is a significant amount of consolidation currently taking place in the industry. Management expects that this trend toward consolidation will continue for the short to medium term. Historically, growth through aggressive acquisition has proven to be a challenge for many of the Company's competitors and typically involves the purchase of significant "goodwill", the value of which can be realized in large measure only by retaining the customers and profit margins of the acquired business. As a result, the Company has pursued a strategy emphasizing organic growth supplemented by certain strategic acquisitions.

  The nature of the Company's worldwide operations necessitate the Company dealing with a multitude of currencies other than the U.S. dollar. This results in the Company being exposed to the inherent risks of the international currency markets and governmental interference. Many of the countries where the Company maintains offices and/or agency relationships have strict currency control regulations which influence the Company's ability to hedge foreign currency exposure. The Company tries to compensate for these exposures by accelerating international currency settlements among these offices or agents. Foreign currency gains and losses recognized during 1995, 1994 and 1993 were immaterial.

  The Company has traditionally generated revenues from air freight, ocean freight and customs brokerage and import services. In light of the customer-driven trend to provide customer rates on a door-to-door basis, management foresees the potential, in the medium to long-term, for fees normally associated with customs house brokerage to be de-emphasized and included as a component of other services offered by the Company.

Liquidity and Capital Resources

  The Company's principal source of liquidity is cash generated from operations. At December 31, 1995, working capital was $81 million, including cash and short-term investments of $37 million. The Company had no long-term debt at December 31, 1995. While the nature of its business does not require an extensive investment in property and equipment, the Company is actively looking for suitable facilities and/or property to acquire at or near airports in certain cities in North America and overseas. The Company expects to purchase at least one high-end combined office/warehouse and
distribution facility in a key metropolitan area in 1996.   Including this
facility, the Company currently expects to spend approximately $ 25 million on property and equipment in 1996, which is expected to be financed with cash, short-term floating rate, and/or long-term fixed-rate borrowings.

  The Company borrows foreign and domestically under unsecured bank lines of credit totaling $15 million. At December 31, 1995, the Company was directly liable for $285,000 drawn on these lines of credit and was contingently liable for an additional $12.8 million of standby letters of credit. In addition, the Company maintains a bank facility with its U.K. bank for $7.75 million of which the Company was contingently liable for $7.4 million.

  Management believes that the Company's current cash position, bank financing arrangements, and operating cash flows will be sufficient to meet its capital and liquidity requirements for the foreseeable future.

  In some cases, the Company's ability to repatriate funds from foreign operations is subject to foreign exchange controls. In addition, certain undistributed earnings of the Company's subsidiaries accumulated through December 31, 1992 would, under most circumstances, be subject to some additional United States income tax if distributed to the Company. The Company has not provided for this additional tax because the Company intends to reinvest such earnings to fund the expansion of its foreign activities, or to distribute them in a manner in which no significant additional taxes would
be incurred.   At December 31, 1995, the total of such undistributed earnings was approximately $42 million. And the associated Federal and state tax that would be payable on any hypothetical repatriation of these earnings at that date approximates $10.1 million.

Impact of Inflation

  To date, the Company's business has not been adversely affected by inflation, nor has the Company experienced significant difficulty in passing carrier rate increases on to its customers by means of price increases. It is, however generally felt by the Company that airline rate increases will occur over the short to medium term period and, due to the high degree of competition in the market place, it is possible that these rate increases could lead to an erosion in the Company's air freight margins. Also, as the Company is not required to purchase or maintain extensive property and equipment and has not otherwise incurred substantial interest rate-sensitive indebtedness, the Company's direct exposure to increased costs resulting from increases in interest rates is not severe.



CORPORATE INFORMATION
Shareholder Information
TRANSFER AGENT AND                  ANNUAL MEETING                      STOCK PRICE AND
REGISTRAR,                          The annual meeting of               SHAREHOLDER DATA
DIVIDEND DISBURSING AGENT           shareholders is                     The following table sets forth
First Interstate Bank               Wednesday, May 8, 1996,             the high and low sale prices
Washington, N.A.                    at 2:00 p.m. in the                 in the over-the-counter market
First Interstate Center             SeaTac Marriott Hotel               for the Company's Common Stock
P.O. Box 21927                      International Blvd.                 as reported by The NASDAQ
Seattle, WA  98111                  Seattle, WA                         National Market System under
                                                                        the symbol EXPD.

INDEPENDENT AUDITORS                FORM 10-K                           _____________________________________________________
KPMG Peat Marwick LLP               The Company files an                Common
3100 Two Union Square               Annual Report with the              Stock      Quarter        High        Low
601 Union Street                    Securities and Exchange             _____________________________________________________
Seattle, WA  98101-2327             Commission on Form 10-K             1995       First          23-1/4      19-3/4
                                    Shareholders may obtain                        Second         25          21
CORPORATE HEADQUARTERS              a copy of this report                          Third          28-1/4      21
Expeditors International            without charge by                              Fourth         28-1/4      22-3/4
of Washington, Inc.                 writing:                            _____________________________________________________
19119 - 16th Avenue South           Jeffrey J. King,                    1994       First          19-1/4      15
Seattle, WA  98188                  Secretary                                      Second         19-1/2      15-1/2
                                    Expeditors International                       Third          22          16-1/2
Information is available on         of Washington, Inc.                            Fourth         23-1/4      17-7/8
the World Wide Web at               19119-16th Avenue South             _____________________________________________________
http://www.expd.com                 P.O. Box 69620
                                    Seattle, WA  98168-9620             There were 455 shareholders of
OFFICES AND AGENTS                                                      record as of December 31,
Major Cities of the World                                               1995.  Management estimates
                                                                        that there were approximately
                                                                        3,000 beneficial shareholders
                                                                        at that date.

                                                                        In 1994 and 1995, the Board of
                                                                        Directors declared a semi-
                                                                        annual dividend of $.05 per
                                                                        share and $.06 per share,
                                                                        respectively, which was paid
                                                                        on the 15th day of June and
                                                                        December.

                                      49